Exhibit 99.15

CONSENT OF FERNANDO A. CORNEJO

To:United States Securities and Exchange Commission

Re:	Great Panther Mining Ltd. (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2021 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2021 (the “MD&A”).

I hereby consent to the use of my name in connection with the quotation, summary or incorporation by reference of the portions prepared by me of the following technical report (the “Technical Report”):

•

Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil dated February 2, 2021, with an effective date of September 30, 2020.

and to references to the Technical Reports, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10 registration statement, as amended (SEC No. 333-258604) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 2nd day of March, 2022

“Signed Fernando A. Cornejo”

_______________________________________

Fernando A. Cornejo, M.Eng. P.Eng.